As filed with the Securities and Exchange Commission on November 8, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-10986

MISONIX, INC.

(By Misonix, LLC, as successor by merger to Misonix, Inc.)

(Exact name of registrant as specified in its charter)

c/o Bioventus Inc.

1938 New Highway

Farmingdale, NY 11735

(631) 694-9555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Explanatory Note: Effective October 29, 2021, pursuant to that certain Agreement and Plan of Merger, dated July 29, 2021, by and among Bioventus Inc., a Delaware corporation (“Bioventus”), Oyster Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Bioventus, Oyster Merger Sub II, LLC (“Merger Sub II”), a Delaware limited liability and a wholly owned subsidiary of Bioventus, and Misonix, Inc., a Delaware corporation (“Misonix”), Bioventus acquired Misonix through a merger of Merger Sub I with and into Misonix, with Misonix continuing as the surviving corporation, followed by a merger of Misonix with and into Merger Sub II, with Merger Sub II continuing as the surviving entity and a wholly owned subsidiary of Bioventus under the name “Misonix, LLC.”

Pursuant to the requirements of the Securities Exchange Act of 1934, Misonix, LLC, as successor by merger to Misonix, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2021

Misonix, Inc. (By Misonix, LLC, as successor by merger to Misonix, Inc.)

By:	/s/ Anthony D’Adamio
Name:	Anthony D’Adamio
Title:	Secretary